Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

August 29, 2023

VIA EDGAR

Office of Real Estate & Construction,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Kibum Park
David Link

Re:	Mountain & Co. I Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed August 17, 2023

File No. 001-41021

Ladies and Gentlemen:

On behalf of Mountain & Co. I Acquisition Corp. (the “Company”), this letter responds to the comment in a letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 28, 2023, to Cornelius Boersch, Chief Executive Officer of the Company, concerning the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on August 17, 2023.

In connection with this letter, the Company is filing an amendment to the Proxy Statement (“Amendment No. 1”) on the date hereof to reflect the Company's responses to the Staff's comment as well as certain updated and supplemental information.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Securities and Exchange Commission
August 29, 2023

Response: The Company acknowledges the Staff’s comment and confirms that the Company’s sponsor, Mountain & Co. I Sponsor LLC, is controlled by, and has substantial ties with, non-U.S. persons domiciled principally in Germany and Switzerland. The Company does not believe that any such relationships would materially impair the ability of the Company to complete a business combination. The Company, however, has revised Amendment No. 1 on pages 3 and 4 to include a risk factor (which is substantially similar to the risk factor included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022) in response to the Staff's comment.

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If you have additional questions or require any additional information with respect to this letter, please do not hesitate to contact me at (212) 558-3287 or by email (schollmeyerm@sullcrom.com).

Securities and Exchange Commission
August 29, 2023

Very truly yours,

/s/ Mario Schollmeyer
Mario Schollmeyer

cc:	Cornelius Boersch
(Mountain & Co. I Acquisition Corp.)
Alexander Hornung (Mountain & Co. I Acquisition Corp.) Krystian Czerniecki (Sullivan & Cromwell LLP) Carsten Berrar (Sullivan & Cromwell LLP)